UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of, November 2025

Commission File Number 001-40848

GUARDFORCE AI CO., LIMITED

(Translation of registrant’s name into English)

10 Anson Road, #28-01 International Plaza

Singapore 079903

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

On November 5, 2025, Guardforce AI Co., Limited (the “Company”) announced the launch of DVGO Beta 2.0, marking a major milestone in its AI-first product roadmap and the start of its marketing expansion. On November 13, 2025, the Company announced its upcoming rollout of AI Agent platform and Robotics-as-a-Service (RaaS) operations in Thailand, representing a major milestone in unifying its human-centered AI ecosystem.

This report on Form 6-K is incorporated by reference into (i) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-261881) declared effective by the Securities and Exchange Commission (the “Commission”) on January 5, 2022; (ii) the prospectus dated February 9, 2022 contained in the Company’s registration statement on Form F-3 (SEC File No. 333-262441) declared effective by the Commission on February 9, 2022; (iii) the prospectus contained in the Company’s Post-Effective Amendment No. 1 to Form F-1 on Form F-3 (SEC File No. 333-258054) declared effective by the Commission on June 14, 2022; and (iv) the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-284261) declared effective by the Securities and Exchange Commission (the “Commission”) on January 24, 2025

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release titled “Guardforce AI Advances Its AI-first Strategy with the Launch of DVGO Beta 2.0, Bringing AI Agent into Real-World Applications,” dated November 5, 2025
99.2	Press Release titled “Guardforce AI Accelerates AI Agent Commercialization with Robotic Integration in Thailand,” dated November 13, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 19, 2025	Guardforce AI Co., Limited

	By:	/s/ Lei Wang
Lei Wang
Chief Executive Officer

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